FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of January 2010

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



January 29, 2010


--------------------------------------------------------------------------------

                                                                January 29, 2010

                                QUARTERLY REPORT

                       Nine months ended December 31, 2009
         Results for the Period from April 1, 2009 to December 31, 2009
                      Three months ended December 31, 2009
                   Results for the Period from October 1, 2009
                              to December 31, 2009

PERFORMANCE OUTLINE (CONSOLIDATED)

(1) Third Quarter ended December 31, 2008, 2009 and Year ending March 31, 2010 (Forecast)

                                                                                                         (Billions of yen)
--------------------------------------------------------------------------------------------------------------------------
                                                Third Quarter ended  Third Quarter ended            Year ending
                                                 December 31, 2009    December 31, 2008            March 31, 2010
                                                      Results              Results        Change      Forecast      Change
--------------------------------------------------------------------------------------------------------------------------
   Domestic sales                                       626.5                704.8         -11.1%        855.0        -8.9%
   Overseas sales                                       848.2                863.1          -1.7%      1,145.0        -0.7%
Net sales                                             1,474.7              1,568.0          -5.9%      2,000.0        -4.4%
Gross profit                                            608.4                657.4          -7.5%        807.0        -5.5%
Operating income                                         37.7                 86.3         -56.3%         45.0       -39.6%
Income before income taxes                               30.8                 60.0         -48.7%         35.0        13.1%
Net income attributable to Ricoh Company, Ltd.           14.4                 29.5         -51.2%         15.0       129.7%
--------------------------------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                                 93.62               102.83         -9.21         92.72       -7.83
Exchange rate (Yen/EURO)                               133.03               150.74        -17.71        132.27      -11.47
--------------------------------------------------------------------------------------------------------------------------
Net income attributable to Ricoh Company, Ltd.
   shareholders per share-basic (yen)                   19.87                40.84        -20.97         20.67       11.65
Net income attributable to Ricoh Company, Ltd.
   shareholders per share-diluted (yen)                 19.32                39.73        -20.41         20.09       11.34
--------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities                    108.9                  8.7         100.1            --          --
Cash flows from investing activities                    -66.7               -250.7         184.0            --          --
Cash flows from financing activities                    -81.9                244.1        -326.0            --          --
Cash and cash equivalents at end of period              217.1                155.1          61.9            --          --
--------------------------------------------------------------------------------------------------------------------------
Capital expenditures                                     48.3                 72.3         -24.0          75.0       -21.9
Depreciation for tangible fixed assets                   51.8                 55.0          -3.2          70.0        -4.8
R&D expenditures                                         81.8                 93.5         -11.6         112.0       -12.4
--------------------------------------------------------------------------------------------------------------------------

                                                  December 31, 2009     March 31, 2009     Change
-------------------------------------------------------------------------------------------------
Total assets                                           2,382.4              2,513.4        -131.0
Shareholders' investment                                 962.2                975.3         -13.1
Interest-bearing debt                                    718.4                779.1         -60.7
-------------------------------------------------------------------------------------------------
Shareholders' investment ratio (%)                        40.4                 38.8           1.6
-------------------------------------------------------------------------------------------------
Shareholders' investment per share (yen)              1,326.17             1,344.08        -17.91
-------------------------------------------------------------------------------------------------

(2) Three months ended December 31, 2008 and 2009

                                                 Three months ended   Three months ended
                                                  December 31, 2009    December 31, 2008
                                                       Results              Results        Change
-------------------------------------------------------------------------------------------------
   Domestic sales                                       204.8                221.0           -7.3%
   Overseas sales                                       281.1                281.0            0.0%
Net sales                                               485.9                502.0           -3.2%
Gross profit                                            210.2                214.1           -1.8%
Operating income                                         23.7                 21.3           11.4%
Income before income taxes                               24.0                  1.1             --
Net income attributable to Ricoh Company, Ltd.           12.6                 -4.8             --
-------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                                 89.75                96.21          -6.46
Exchange rate (Yen/EURO)                               132.60               126.97           5.63
-------------------------------------------------------------------------------------------------
Net income attributable to Ricoh Company, Ltd.
   shareholders per share-basic (yen)                   17.38                -6.62          24.00
Net income attributable to Ricoh Company, Ltd.
   shareholders per share-diluted (yen)                 16.91                -6.45          23.36
-------------------------------------------------------------------------------------------------
Capital expenditures                                      9.8                 25.3          -15.5
Depreciation for tangible fixed assets                   17.8                 19.7           -1.8
R&D expenditures                                         25.8                 30.2           -4.3
-------------------------------------------------------------------------------------------------

                               RICOH COMPANY, LTD.

* The Company bases the forecast estimates for the fiscal year ending March 31, 2010 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES

FINANCIAL HIGHLIGHTS FOR THE THIRD QUARTER ENDED DECEMBER 31, 2009 (U.S. GAAP FINANCIAL INFORMATION)

1. RESULTS FOR THE PERIOD FROM APRIL 1, 2009 TO DECEMBER 31, 2009

(1) Operating Results

                                                                         (Millions of yen)
------------------------------------------------------------------------------------------
                                                 Third Quarter ended   Third Quarter ended
                                                  December 31, 2009     December 31, 2008
------------------------------------------------------------------------------------------
Net sales                                             1,474,731             1,568,018
   (% change from the previous
      corresponding period)                                -5.9                  -4.4
Operating income                                         37,732                86,378
   (% change from the previous
      corresponding period)                               -56.3                 -35.5
Income before income taxes                               30,823                60,063
   (% change from the previous
      corresponding period)                               -48.7                 -55.2
Net income attributable to Ricoh Company, Ltd.           14,416                29,540
   (% change from the previous
      corresponding period)                               -51.2                 -65.4
Net income attributable to Ricoh Company, Ltd.
   shareholders per share-basic (yen)                     19.87                 40.84
Net income attributable to Ricoh Company, Ltd.
   shareholders per share-diluted (yen)                   19.32                 39.73
------------------------------------------------------------------------------------------

(2) Financial Position

                                                                       (Millions of yen)
----------------------------------------------------------------------------------------
                                                  December 31, 2009       March 31, 2008
----------------------------------------------------------------------------------------
Total assets                                          2,382,466             2,513,495
Shareholders' investment                                962,264               975,373
Shareholders' investment ratio (%)                         40.4                  38.8
Shareholders' investment per share (yen)               1,326.17              1,344.08
----------------------------------------------------------------------------------------

2. DIVIDEND INFORMATION

                                                   Year ended       Year ending
                                                 March 31, 2009   March 31, 2010
                                                   (Results)        (Forecast)
--------------------------------------------------------------------------------
Cash dividends, applicable to the year (yen)         33.00             33.00
  Interim (yen)                                      18.00             16.50
  Year-end (yen)                                     15.00             16.50
--------------------------------------------------------------------------------

Notes: Revision of expected dividends during this period: No

3. FORECAST OF OPERATING RESULTS FROM APRIL 1, 2009 TO MARCH 31, 2010

                                                              (Millions of yen)
-------------------------------------------------------------------------------
                                                                   Year ending
                                                                 March 31, 2010
-------------------------------------------------------------------------------
Net sales                                                           2,000,000
Operating income                                                       45,000
Income before income taxes                                             35,000
Net income attributable to Ricoh Company, Ltd.                         15,000
Net income attributable to Ricoh Company, Ltd. shareholders
 per share (yen)                                                        20.67
-------------------------------------------------------------------------------

Notes: Revision of forecast of consolidated operating results during this period: Yes

4. OTHERS

(1)  Changes in significant subsidiaries: No
(2)  Changes in accounting method: Yes
     *    For details see "4.Others"on page 5.
(3)  Number of common stock outstanding (including treasury stock):
     As of December 31, 2009 744,912,078 shares As of March 31, 2009 744,912,078 shares
(4)  Number of treasury stock:
     As of December 31, 2009 19,316,170 shares As of March 31, 2009 19,232,352 shares
(5) Average number of common stock:
     As of December 31, 2009 725,624,044 shares As of December 31, 2008 723,338,893 shares

CONSOLIDATED PERFORMANCE

1. OPERATING RESULTS

*Overview

Consolidated net sales of Ricoh Group for the 9months of fiscal year 2009
(9 months period from April 1, 2009 to December 31, 2009) decreased by 5.9% as compared to the previous corresponding period, to Yen 1,474.7 billion. During this period, the average yen exchange rates were Yen 93.62 against the U.S. dollar (up Yen 9.21) and Yen 133.03 against the Euro (up Yen 17.71). Net sales would have increased by 0.1% excluding impact of such foreign currency exchange fluctuation.

The Japanese economy was recovering partially by economic stimulus measures, but there was still no relief from continuing serious recession started in the second half of previous fiscal year. Under such a severe business environment, domestic sales in the Imaging & Solutions segment as well as Industrial Products segment and Other segment decreased from the previous corresponding period. Consequently, overall sales in Japan decreased by 11.1% as compared to the previous corresponding period.

As for overseas, Ricoh continued to be in the severe business environment due mainly to the mess in the overseas economy and the appreciation of the Yen against the U.S. dollar. Although sales in the Americas, despite economic downturns and the appreciation of the Yen against the U.S. dollar, increased by 18.8% (+30.7%, excluding foreign currency exchange fluctuation) because the advantage derived from the effort to enhance its sales structures and expand its sales channels such as through the acquisition of IKON Office Solutions, Inc. ("IKON") completed in the previous fiscal year offset the negative effect of depression of the market, sales in Europe decreased by 16.4% (-5.4%, excluding foreign currency exchange fluctuation) and sales in Other, comprised of China, South East Asia and Oceania, decreased by 13.5% (-4.6%, excluding foreign currency exchange fluctuation).

As a result, sales in the overseas market decreased by 1.7% as compared to the previous corresponding period. Excluding effects of foreign currency fluctuations, net sales in overseas would have increased by 9.3% as compared to the previous corresponding period.

Gross profit decreased by 7.5% as compared to the previous corresponding period, to Yen 608.4 billion due mainly to decrease in sales and the appreciation of the Yen. Gross profit as a percentage of net sales also decreased by 0.6 percentage points as compared to the previous corresponding period, to 41.3% due primarily to the appreciation of the Yen.

While Ricoh incurred the expenses of IKON that was new consolidated subsidiaries acquired in the previous third quarter, group-wide structural improvement efforts contributed to a decline in selling, general and administrative expenses. Consequently, selling, general and administrative expenses decreased by 0.1% as compared to the previous corresponding period, to Yen 570.6 billion.

As a result, operating income decreased by 56.3% as compared to the previous corresponding period, to Yen 37.7 billion.

For other (income) expenses, foreign exchange loss decreased as compared to the previous corresponding period. As a result, income before income taxes decreased by 48.7% as compared to the previous corresponding period, to Yen 30.8 billion.

As a result, net income attributable to Ricoh Company, Ltd. decreased by 51.2% as compared to the previous corresponding period, to Yen 14.4 billion.

*Conditions by Product Line

Conditions by Product Line for the 9months ended December 31, 2009 are as follows;

Imaging & Solutions (Sales down 4.2% to Yen 1,306.0 billion)
------------------------------------------------------------

     Imaging Solutions (Sales down 7.1% to Yen 1,113.2 billion)
     ----------------------------------------------------------

     While sales of PPCs, MFPs and other in the Americas increased due mainly to enhancing its sales structures through acquisition of IKON completed in previous fiscal period, sales of that in other regions decreased due mainly to the appreciation of the Yen and economic stagnation. Sales in this category decreased by 7.1% as compared to the previous corresponding period, to Yen 1,113.2 billion.

     Excluding effects of foreign currency fluctuations, net sales in this category would have decreased by 0.1% as compared to the previous corresponding period.

     Network System Solutions (Sales up 16.4% to Yen 192.8 billion)
     --------------------------------------------------------------

     Sales in this category increased by 16.4% as compared to the previous corresponding period, to Yen 192.8 billion due mainly to enhancing direct sales structure in the United States. The sales would have increased by 21.4% excluding the effects of foreign currency fluctuations.

As a result, sales in the Imaging & Solutions segment decreased by 4.2% as compared to the previous corresponding period, to Yen 1,306.0 billion. Operating income decreased by 33.3% as compared to the previous corresponding period, to Yen 92.9 billion due mainly to the decrease of sales as well as the appreciation of the Yen.

Industrial Products (Sales down 18.6% to Yen 76.3 billion)
----------------------------------------------------------

Sales in the Industrial Products segment decreased by 18.6% as compared to the previous corresponding period, to Yen 76.3 billion. Sales of semiconductor devices, thermal media and electronic components decreased as compared to the previous corresponding period in Japan and overseas.

As a result, operating loss in the Industrial Products segment amounted to Yen
1.0 billion (operating loss Yen 0.9 billion for the previous corresponding period).

Other (Sales down 16.5% to Yen 92.2 billion)
--------------------------------------------

Sales in the Other segment decreased by 16.5% as compared to the previous corresponding period, to Yen 92.2 billion. Sales of digital cameras decreased in Japan and overseas.

As a result operating loss in the Other segment amounted to Yen 1.9 billion (operating income Yen 0.5 billion for the previous corresponding period).

2. FINANCIAL POSITION

*Assets, Liabilities and Shareholders' Investment

Total Assets amounted to Yen 2,382.4 billion as of December 31, 2009.

For assets, cash and time deposits decreased due to the reduction from high level of amount reflecting the severe financial conditions at the end of the previous period to normal level. Trade receivable also decreased from the end of the previous period due to the decrease of sales. As a result, total assets decreased from the end of the previous period by Yen 131.0 billion, to Yen 2,382.4 billion.

For Liabilities, short-term borrowings and long-term indebtedness decreased due to the increase in free cash inflows and the reduction in cash and time deposits. As a result, total liabilities decreased from the end of the previous period by Yen 118.8 billion, to Yen 1,370.3 billion.

For shareholders' investment, the change in retained earnings resulted from payment of dividends and net income attributable to Ricoh Company, Ltd. Other comprehensive loss increased due mainly to the increase of cumulative translation adjustments (loss) reflecting exchange fluctuation from the end of the previous period. As a result, total shareholders' investment decreased by Yen 13.1 billion from the end of the previous period, to Yen 962.2 billion. In accordance with FASB Accounting Standards Codification (ASC) 810, "Consolidation" (former Statement of Financial Accounting Standards No.160 "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No.51" ("SFAS 160")), Ricoh reports the noncontrolling interest as equity. Total equity involving the noncontrolling interest decreased by Yen 12.2 billion as compared to the reclassified total equity at the end of the previous period to conform with the presentation of this 9months, to Yen 1,012.1 billion.

*Cash Flows (9months from April 1, 2009 to December 31, 2009)

Cash Flows results for the third quarter ended December 31, 2009 are as follows;

Net cash provided by operating activities in this period increased by Yen 100.1 billion as compared to the previous corresponding period, to Yen 108.9 billion. Inventories and so on decreased as compared to the previous corresponding period.

Net cash used in investing activities in this period decreased by Yen 184.0 billion as compared to the previous corresponding period, to Yen 66.7 billion. Net cash used in investing activities in the previous corresponding period consisted primarily of a payment in connection with the acquisition of IKON.

As a result, free cash inflows generated by operating and investing activities amounted to Yen 42.2 billion while cash outflows amounted to Yen 241.9 billion in the previous corresponding period.

Net cash used in financing activities amounted to Yen 81.9 billion due primarily to repayment of long-term debt and net decrease in short-term borrowings.

As a result, cash and cash equivalents as of December 31, 2009 decreased by Yen
41.3 billion as compared to the end of the preceding fiscal year, to Yen 217.1 billion.

3. FORECAST FOR THE ENTIRE FISCAL YEAR

The forecast of business results for the full fiscal year ending March 31, 2010 is as follows. While Ricoh has revised downward its forecast of sales, Ricoh has revised up that of operating income, income before income taxes and net income attributable to Ricoh Company, Ltd. from announced in October 2009. This revision reflects the business result for the nine months ended December 31, 2009 and current business environment.

Ricoh assumes exchange rates of Yen 90.00 against the U.S. dollar and of Yen
130.00 against the Euro during the fourth quarter, which are the same forecast announced in October 2009. The actual exchange rates during the 9 months ended December 31, 2009 are incorporated in annual exchange rates assumption.

Our performance forecast for fiscal year 2010 is as follows:

Exchange Rate Assumptions for the full year ending March 31, 2010
US$ 1 = Yen 92.72 (Yen 100.55 in previous fiscal year)
EURO 1 = Yen 132.27 (Yen 143.74 in previous fiscal year)

                                                          (Billions of yen)
--------------------------------------------------------------------------
                                    Year ending      Year ended
                                  March 31, 2010   March 31, 2009   Change
                                    (Forecast)       (Results)
--------------------------------------------------------------------------
   Domestic sales                       855.0            938.3        -8.9%
   Overseas sales                     1,145.0          1,153.3        -0.7%
Net sales                             2,000.0          2,091.6        -4.4%
Gross profit                            807.0            854.3        -5.5%
Operating income                         45.0             74.5       -39.6%
Income before income taxes               35.0             30.9        13.1%
Net income attributable
 to Ricoh Company, Ltd.                  15.0              6.5       129.7%
--------------------------------------------------------------------------

* Ricoh bases the forecast estimates for the year ending March 31, 2010 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

4. OTHERS

(1) Changes in significant subsidiaries:

Not applicable

(2) Changes in accounting method:

Adoption of new accounting standards:

i. Ricoh adopted FASB Accounting Standards Codification (ASC) 805, "Business Combinations " (former SFAS No.141 (revised 2007), "Business Combinations" ("SFAS 141R")) in this first half. FASB ASC 805 establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. FASB ASC 805 also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. The adoption of FASB ASC 805 did not have a material effect on Ricoh's consolidated financial position or results of operations.

ii. Ricoh adopted FASB Accounting Standards Codification (ASC) 810, "Consolidation" (former SFAS No.160, "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51" ("SFAS 160")) in this first half. In accordance with FASB ASC 810, noncontrolling interests which were previously referred to as minority interests and classified between total liabilities and shareholders' investment on the consolidated balance sheets, are now included as a separate component of total equity. In addition, consolidated net income on the consolidated statements of income now includes the net income
(loss) attributable to noncontrolling interests. These financial statement presentation requirements have been adopted retrospectively and prior year amounts in the consolidated financial statements of cash flows have been reclassified or adjusted to conform to FASB ASC 810.

iii. Ricoh adopted FASB Accounting Standards Codification (ASC) 105, "Generally Accepted Accounting Principles" (former SFAS No.168, "The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles") in this first half. FASB ASC 105 reduced the hierarchy of generally accepted accounting principles from traditional four levels to two levels: authoritative (FASB ASC) and nonauthoritative. The adoption of FASB ASC 105 did not have a material effect on Ricoh's consolidated financial position or results of operations.

5. CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEETS

Assets                                                                                                (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------
                                                                            December 31, 2009  March 31, 2009   Change
-----------------------------------------------------------------------------------------------------------------------
Current Assets
   Cash and time deposits                                                         218,420           260,527     -42,107
   Trade receivables                                                              645,006           680,384     -35,378
   Inventories                                                                    181,379           191,570     -10,191
   Other current assets                                                            71,948            79,385      -7,437
Total Current Assets                                                            1,116,753         1,211,866     -95,113
Fixed Assets
   Tangible fixed assets                                                          259,928           269,336      -9,408
   Finance receivables                                                            456,359           465,262      -8,903
   Other investments                                                              549,426           567,031     -17,605
Total Fixed Assets                                                              1,265,713         1,301,629     -35,916
-----------------------------------------------------------------------------------------------------------------------
Total Assets                                                                    2,382,466         2,513,495    -131,029
-----------------------------------------------------------------------------------------------------------------------
Note:
Contents of cash and time deposits;
   Cash and cash equivalents                                                      217,125           258,484
   Time deposits                                                                    1,295             2,043

Liabilities and Equity                                                                                (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------
                                                                            December 31, 2009  March 31, 2009   Change
-----------------------------------------------------------------------------------------------------------------------
Current Liabilities
   Trade payables                                                                 253,973           285,413     -31,440
   Short-term borrowings                                                          221,407           269,792     -48,385
   Other current liabilities                                                      199,104           218,286     -19,182
Total Current Liabilities                                                         674,484           773,491     -99,007
Fixed Liabilities
   Long-term indebtedness                                                         497,057           509,403     -12,346
   Accrued pension and severance costs                                            155,940           156,625        -685
   Other fixed liabilities                                                         42,850            49,626      -6,776
Total Fixed Liabilities                                                           695,847           715,654     -19,807
-----------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                               1,370,331         1,489,145    -118,814
-----------------------------------------------------------------------------------------------------------------------
Equity
   Common stock                                                                   135,364           135,364          --
   Additional paid-in capital                                                     186,083           186,083          --
   Retained earnings                                                              807,415           815,725      -8,310
   Accumulated other comprehensive loss                                          -129,887          -125,121      -4,766
   Treasury stock                                                                 -36,711           -36,678         -33
Total Shareholders' Investment                                                    962,264           975,373     -13,109
Noncontrolling interests                                                           49,871            48,977         894
-----------------------------------------------------------------------------------------------------------------------
Total Equity                                                                    1,012,135         1,024,350     -12,215
-----------------------------------------------------------------------------------------------------------------------
Total Liabilities and Equity                                                    2,382,466         2,513,495    -131,029
-----------------------------------------------------------------------------------------------------------------------
Note:
Other comprehensive loss;
   Net unrealized holding gains (losses) on available-for-sale securities           3,559             1,848       1,711
   Pension liability adjustments                                                  -53,298           -54,301       1,003
   Net unrealized gains (losses) on derivative instruments                         -1,523              -373      -1,150
   Cumulative translation adjustments                                             -78,625           -72,295      -6,330

         Reference: Exchange rate                                           December 31, 2009  March 31, 2009
            US$ 1                                                               Yen 92.10         Yen 98.23
            EURO 1                                                             Yen 132.00        Yen 129.84

(2) CONSOLIDATED STATEMENTS OF INCOME

Third Quarter ended December 31, 2008 and 2009

                                                                                               (Millions of yen)
----------------------------------------------------------------------------------------------------------------
                                                      Third Quarter ended   Third Quarter ended
                                                       December 31, 2009     December 31, 2008    Change     %
----------------------------------------------------------------------------------------------------------------
Net sales                                                  1,474,731             1,568,018       -93,287    -5.9
Cost of sales                                                866,325               910,529       -44,204    -4.9
    Percentage of net sales (%)                                 58.7                  58.1
Gross Profit                                                 608,406               657,489       -49,083    -7.5
    Percentage of net sales (%)                                 41.3                  41.9
Selling, general and administrative expenses                 570,674               571,111          -437    -0.1
    Percentage of net sales (%)                                 38.7                  36.4
Operating income                                              37,732                86,378       -48,646   -56.3
    Percentage of net sales (%)                                  2.6                   5.5
Other (income) expenses
  Interest and dividend income                                 2,216                 3,828        -1,612   -42.1
    Percentage of net sales (%)                                  0.2                   0.2
  Interest expense                                             6,156                 4,322         1,834    42.4
    Percentage of net sales (%)                                  0.4                   0.3
  Other, net                                                   2,969                25,821       -22,852   -88.5
    Percentage of net sales (%)                                  0.3                   1.6
Income before income taxes,
  equity income and minority interests                        30,823                60,063       -29,240   -48.7
    Percentage of net sales (%)                                  2.1                   3.8
Provision for income taxes                                    14,938                28,280       -13,342   -47.2
    Percentage of net sales (%)                                  1.0                   1.8
Equity in earnings of affiliates                                   6                    15            -9   -60.0
    Percentage of net sales (%)                                  0.0                   0.0
Consolidated net income                                       15,891                31,798       -15,907   -50.0
    Percentage of net sales (%)                                  1.1                   2.0
Net income attributable to noncontrolling interests            1,475                 2,258          -783   -34.7
    Percentage of net sales (%)                                  0.1                   0.1
Net income attributable to Ricoh Company, Ltd.                14,416                29,540       -15,124   -51.2
    Percentage of net sales (%)                                  1.0                   1.9
----------------------------------------------------------------------------------------------------------------

         Reference : Exchange rate
            US$ 1                                          Yen 93.62            Yen 102.83
            EURO 1                                        Yen 133.03            Yen 150.74

Three months ended December 31, 2008 and 2009

                                                                                               (Millions of yen)
----------------------------------------------------------------------------------------------------------------
                                                       Three months ended   Three months ended
                                                       December 31, 2009     December 31, 2008    Change     %
----------------------------------------------------------------------------------------------------------------
Net sales                                                    485,940               502,091       -16,151    -3.2
Cost of sales                                                275,736               287,946       -12,210    -4.2
    Percentage of net sales (%)                                 56.7                  57.3
Gross Profit                                                 210,204               214,145        -3,941    -1.8
    Percentage of net sales (%)                                 43.3                  42.7
Selling, general and administrative expenses                 186,467               192,843        -6,376    -3.3
    Percentage of net sales (%)                                 38.4                  38.5
Operating income                                              23,737                21,302         2,435    11.4
    Percentage of net sales (%)                                  4.9                   4.2
Other (income) expenses
  Interest and dividend income                                   474                   750          -276   -36.8
    Percentage of net sales (%)                                  0.1                   0.1
  Interest expense                                             2,085                 1,874           211    11.3
    Percentage of net sales (%)                                  0.4                   0.4
  Other, net                                                  -1,931                18,990       -20,921      --
    Percentage of net sales (%)                                 -0.4                   3.7
Income before income taxes,
  equity income and minority interests                        24,057                 1,188        22,869      --
    Percentage of net sales (%)                                  5.0                   0.2
Provision for income taxes                                    11,064                 5,698         5,366    94.2
    Percentage of net sales (%)                                  2.3                   1.1
Equity in earnings of affiliates                                  -6                    -7             1      --
    Percentage of net sales (%)                                  0.0                   0.0
Consolidated net income                                       12,987                -4,517        17,504      --
    Percentage of net sales (%)                                  2.7                  -0.9
Net income attributable to noncontrolling interests              379                   288            91    31.6
    Percentage of net sales (%)                                  0.1                   0.1
Net income attributable to Ricoh Company, Ltd.                12,608                -4,805        17,413      --
    Percentage of net sales (%)                                  2.6                  -1.0
----------------------------------------------------------------------------------------------------------------

         Reference : Exchange rate
            US$ 1                                          Yen 89.75             Yen 96.21
            EURO 1                                        Yen 132.60            Yen 126.97

CONSOLIDATED SALES BY PRODUCT CATEGORY

Third Quarter ended December 31, 2008 and 2009

                                                                                 (Millions of yen)
--------------------------------------------------------------------------------------------------
                                       Third Quarter ended   Third Quarter ended
                                        December 31, 2009     December 31, 2008     Change     %
--------------------------------------------------------------------------------------------------
[Imaging & Solutions]
   Imaging Solutions                         1,113,261             1,198,102       -84,841    -7.1
    Percentage of net sales (%)                   75.5                  76.4
  Network System Solutions                     192,829               165,666        27,163    16.4
    Percentage of net sales (%)                   13.1                  10.6
Imaging & Solutions Total                    1,306,090             1,363,768       -57,678    -4.2
    Percentage of net sales (%)                   88.6                  87.0
--------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                             76,357                93,754       -17,397   -18.6
    Percentage of net sales (%)                    5.2                   6.0
--------------------------------------------------------------------------------------------------
[Other]
Other                                           92,284               110,496       -18,212   -16.5
    Percentage of net sales (%)                    6.2                   7.0
--------------------------------------------------------------------------------------------------
Grand Total                                  1,474,731             1,568,018       -93,287    -5.9
    Percentage of net sales (%)                  100.0                 100.0
--------------------------------------------------------------------------------------------------

        Reference : Exchange rate
            US$ 1                            Yen 93.62            Yen 102.83
            EURO 1                          Yen 133.03            Yen 150.74

Three months ended December 31, 2008 and 2009

                                                                                 (Millions of yen)
--------------------------------------------------------------------------------------------------
                                       Three months ended    Three months ended
                                        December 31, 2009      December 31, 2008    Change     %
--------------------------------------------------------------------------------------------------
[Imaging & Solutions]
  Imaging Solutions                            368,192               383,997       -15,805    -4.1
    Percentage of net sales (%)                   75.8                  76.5
  Network System Solutions                      62,769                59,999         2,770     4.6
    Percentage of net sales (%)                   12.9                  11.9
Imaging & Solutions Total                      430,961               443,996       -13,035    -2.9
    Percentage of net sales (%)                   88.7                  88.4
--------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                             25,156                25,913          -757    -2.9
    Percentage of net sales (%)                    5.2                   5.2
--------------------------------------------------------------------------------------------------
[Other]
Other                                           29,823                32,182        -2,359    -7.3
    Percentage of net sales (%)                    6.1                   6.4
--------------------------------------------------------------------------------------------------
Grand Total                                    485,940               502,091       -16,151    -3.2
    Percentage of net sales (%)                  100.0                 100.0
--------------------------------------------------------------------------------------------------

        Reference : Exchange rate
            US$ 1                            Yen 89.75             Yen 96.21
            EURO 1                          Yen 132.60            Yen 126.97

CONSOLIDATED SALES BY GEOGRAPHIC AREA

Third Quarter ended December 31, 2008 and 2009

                                                                                   (Millions of yen)
--------------------------------------------------------------------------------------------------
                                       Third Quarter ended   Third Quarter ended
                                        December 31, 2009     December 31, 2008     Change     %
--------------------------------------------------------------------------------------------------
[Domestic]                                     626,527               704,886       -78,359   -11.1
    Percentage of net sales (%)                   42.5                  45.0
[Overseas]                                     848,204               863,132       -14,928    -1.7
    Percentage of net sales (%)                   57.5                  55.0
      The Americas                             416,397               350,467        65,930    18.8
        Percentage of net sales (%)               28.2                  22.4
      Europe                                   341,467               408,263       -66,796   -16.4
        Percentage of net sales (%)               23.2                  26.0
      Other                                     90,340               104,402       -14,062   -13.5
        Percentage of net sales (%)                6.1                   6.6
Grand Total                                  1,474,731             1,568,018       -93,287    -5.9
    Percentage of net sales (%)                  100.0                 100.0
--------------------------------------------------------------------------------------------------

        Reference : Exchange rate
            US$ 1                            Yen 93.62            Yen 102.83
            EURO 1                          Yen 133.03            Yen 150.74

Three months ended December 31, 2008 and 2009

                                                                                 (Millions of yen)
--------------------------------------------------------------------------------------------------
                                       Three months ended    Three months ended
                                        December 31, 2009     December 31, 2008     Change     %
--------------------------------------------------------------------------------------------------
[Domestic]                                     204,838               221,069       -16,231    -7.3
    Percentage of net sales (%)                   42.2                  44.0
[Overseas]                                     281,102               281,022            80     0.0
    Percentage of net sales (%)                   57.8                  56.0
      The Americas                             135,239               132,882         2,357     1.8
        Percentage of net sales (%)               27.8                  26.5
      Europe                                   115,321               119,553        -4,232    -3.5
        Percentage of net sales (%)               23.7                  23.8
      Other                                     30,542                28,587         1,955     6.8
        Percentage of net sales (%)                6.3                   5.7
Grand Total                                    485,940               502,091       -16,151    -3.2
    Percentage of net sales (%)                  100.0                 100.0
--------------------------------------------------------------------------------------------------

              Reference : Exchange rate
                  US$ 1                      Yen 89.75             Yen 96.21
                  EURO 1                    Yen 132.60            Yen 126.97

(3) CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                                (Millions of yen)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                        Third Quarter ended   Third Quarter ended
                                                                                         December 31, 2009     December 31, 2008
---------------------------------------------------------------------------------------------------------------------------------
I. Cash Flows from Operating Activities:
   Consolidated net income                                                                      15,891               31,798
   Adjustments to reconcile net income to net cash provided by operating activities--
      Depreciation and amortization                                                             73,402               74,449
      Equity in earnings of affiliates, net of dividends received                                   -6                  -15
      Deferred income taxes                                                                     -6,726                4,562
      Loss on disposals and sales of tangible fixed assets                                         606                1,170
      Pension and severance costs, less payments                                                 2,890                3,273
    Changes in assets and liabilities--
      Decrease in trade receivables                                                             27,035               15,315
      (Increase) Decrease in inventories                                                         7,403              -30,936
      (Increase) Decrease in finance receivables                                                16,684              -11,509
      Decrease in trade payables                                                               -31,160              -50,108
      Decrease in accrued income taxes and
        accrued expenses and other                                                             -15,453              -56,210
    Other, net                                                                                  18,377               26,976
---------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                      108,943                8,765
---------------------------------------------------------------------------------------------------------------------------------
II. Cash Flows from Investing Activities:
   Proceeds from sales of property, plant and equipment                                            909                   73
   Expenditures for property, plant and equipment                                              -48,338              -72,344
   Payments for purchases of available-for-sale securities                                        -695               -1,275
   Proceeds from sales of available-for-sale securities                                            938                  243
   (Increase) Decrease in time deposits                                                            665                 -689
   Purchase of business, net of cash acquired                                                   -4,760             -158,673
   Other, net                                                                                  -15,421              -18,063
---------------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                          -66,702             -250,728
---------------------------------------------------------------------------------------------------------------------------------
III. Cash Flows from Financing Activities:
   Proceeds from long-term indebtedness                                                         35,055               54,355
   Repayment of long-term indebtedness                                                         -60,825              -53,511
   Increase (Decrease) in short-term borrowings, net                                           -57,767              295,813
   Proceeds from issuance of long-term debt securities                                          35,000                   --
   Repayment of long-term debt securities                                                      -10,000              -26,143
   Dividends paid                                                                              -22,858              -25,320
   Payment for purchase of treasury stock                                                         -127                 -605
   Other, net                                                                                     -393                 -427
---------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                                            -81,915              244,162
---------------------------------------------------------------------------------------------------------------------------------
IV. Effect of Exchange Rate Changes on Cash and Cash Equivalents                                -1,685              -17,665
---------------------------------------------------------------------------------------------------------------------------------
V. Net Decrease in Cash and Cash Equivalents                                                   -41,359              -15,466
---------------------------------------------------------------------------------------------------------------------------------
VI. Cash and Cash Equivalents at Beginning of Year                                             258,484              170,607
---------------------------------------------------------------------------------------------------------------------------------
VII. Cash and Cash Equivalents at End of Period                                                217,125              155,141
---------------------------------------------------------------------------------------------------------------------------------

(4) NOTES ON PREMISE GOING CONCERN

Not applicable

(5) SEGMENT INFORMATION

     (a) Operating Segments Information

Third Quarter ended December 31, 2008 and 2009

                                                                                                         (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------
                                                               Third Quarter ended   Third Quarter ended
                                                                 December 31, 2009     December 31, 2008    Change     %
--------------------------------------------------------------------------------------------------------------------------
IMAGING & SOLUTIONS:
   Net sales:
      Unaffiliated customers                                         1,306,090             1,363,768       -57,678    -4.2
      Intersegment                                                          --                    --            --      --
      Total                                                          1,306,090             1,363,768       -57,678    -4.2
--------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                1,213,105             1,224,350       -11,245    -0.9
--------------------------------------------------------------------------------------------------------------------------
   Operating income                                                     92,985               139,418       -46,433   -33.3
      Operating income on sales in Imaging & Solutions (%)                 7.1                  10.2
--------------------------------------------------------------------------------------------------------------------------
INDUSTRIAL PRODUCTS:
  Net sales:
      Unaffiliated customers                                            76,357                93,754       -17,397   -18.6
      Intersegment                                                       3,153                 3,472          -319    -9.2
      Total                                                             79,510                97,226       -17,716   -18.2
--------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                                    80,544                98,194       -17,650   -18.0
--------------------------------------------------------------------------------------------------------------------------
  Operating income                                                      -1,034                  -968           -66      --
        Operating income on sales in Industrial Products (%)              -1.3                  -1.0
--------------------------------------------------------------------------------------------------------------------------
OTHER:
  Net sales:
      Unaffiliated customers                                            92,284               110,496       -18,212   -16.5
      Intersegment                                                          --                    --            --      --
      Total                                                             92,284               110,496       -18,212   -16.5
--------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                                    94,270               109,917       -15,647   -14.2
--------------------------------------------------------------------------------------------------------------------------
  Operating income                                                      -1,986                   579        -2,565      --
        Operating income on sales in Other (%)                            -2.2                   0.5
--------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
      Intersegment                                                      -3,153                -3,472           319      --
      Total                                                             -3,153                -3,472           319      --
--------------------------------------------------------------------------------------------------------------------------
   Operating expenses:
      Intersegment                                                      -3,135                -3,473           338      --
      Corporate                                                         52,215                52,652          -437      --
      Total                                                             49,080                49,179           -99      --
--------------------------------------------------------------------------------------------------------------------------
   Operating income                                                    -52,233               -52,651           418      --
--------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
      Unaffiliated customers                                         1,474,731             1,568,018       -93,287    -5.9
      Intersegment                                                          --                    --            --      --
      Total                                                          1,474,731             1,568,018       -93,287    -5.9
--------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                1,436,999             1,481,640       -44,641    -3.0
--------------------------------------------------------------------------------------------------------------------------
   Operating income                                                     37,732                86,378       -48,646   -56.3
      Operating income on consolidated net sales (%)                       2.6                   5.5
--------------------------------------------------------------------------------------------------------------------------

Three months ended December 31, 2008 and 2009

                                                                                                      (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------
                                                               Three months ended   Three months ended
                                                                December 31, 2009    December 31, 2008    Change     %
-----------------------------------------------------------------------------------------------------------------------
IMAGING & SOLUTIONS:
   Net sales:
      Unaffiliated customers                                           430,961             443,996       -13,035   -2.9
      Intersegment                                                          --                  --            --     --
      Total                                                            430,961             443,996       -13,035   -2.9
-----------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                  389,529             402,781       -13,252   -3.3
-----------------------------------------------------------------------------------------------------------------------
   Operating income                                                     41,432              41,215           217    0.5
      Operating income on sales in Imaging & Solutions (%)                 9.6                 9.3
-----------------------------------------------------------------------------------------------------------------------
INDUSTRIAL PRODUCTS:
   Net sales:
      Unaffiliated customers                                            25,156              25,913          -757   -2.9
      Intersegment                                                       1,112               1,179           -67   -5.7
      Total                                                             26,268              27,092          -824   -3.0
-----------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                   26,535              28,836        -2,301   -8.0
-----------------------------------------------------------------------------------------------------------------------
   Operating income                                                       -267              -1,744         1,477     --
     Operating income on sales in Industrial Products (%)                 -1.0                -6.4
-----------------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
      Unaffiliated customers                                            29,823              32,182        -2,359   -7.3
      Intersegment                                                          --                  --            --     --
      Total                                                             29,823              32,182        -2,359   -7.3
-----------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                   30,712              33,184        -2,472   -7.4
-----------------------------------------------------------------------------------------------------------------------
   Operating income                                                       -889              -1,002           113     --
      Operating income on sales in Other (%)                              -3.0                -3.1
-----------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
      Intersegment                                                      -1,112              -1,179            67     --
      Total                                                             -1,112              -1,179            67     --
-----------------------------------------------------------------------------------------------------------------------
   Operating expenses:
      Intersegment                                                      -1,105              -1,181            76     --
      Corporate                                                         16,532              17,169          -637     --
      Total                                                             15,427              15,988          -561     --
-----------------------------------------------------------------------------------------------------------------------
   Operating income                                                    -16,539             -17,167           628     --
-----------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
      Unaffiliated customers                                           485,940             502,091       -16,151   -3.2
      Intersegment                                                          --                  --            --     --
      Total                                                            485,940             502,091       -16,151   -3.2
-----------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                  462,203             480,789       -18,586   -3.9
-----------------------------------------------------------------------------------------------------------------------
   Operating income                                                     23,737              21,302         2,435   11.4
      Operating income on consolidated net sales (%)                       4.9                 4.2
-----------------------------------------------------------------------------------------------------------------------

(b) Geographic Segments Information

Third Quarter ended December 31, 2008 and 2009

                                                                                                 (Millions of yen)
------------------------------------------------------------------------------------------------------------------
                                                      Third Quarter ended   Third Quarter ended
                                                       December 31, 2009     December 31, 2008     Change      %
------------------------------------------------------------------------------------------------------------------
JAPAN:
   Net sales:
      External customers                                     639,289                723,708        -84,419   -11.7
      Intersegment                                           288,956                346,985        -58,029   -16.7
      Total                                                  928,245              1,070,693       -142,448   -13.3
------------------------------------------------------------------------------------------------------------------
   Operating expenses                                        907,251              1,010,551       -103,300   -10.2
------------------------------------------------------------------------------------------------------------------
   Operating income                                           20,994                 60,142        -39,148   -65.1
      Operating income on sales in Japan (%)                     2.3                    5.6
------------------------------------------------------------------------------------------------------------------
THE AMERICAS:
   Net sales:
      External customers                                     415,474                351,451         64,023    18.2
      Intersegment                                             2,710                  3,172           -462   -14.6
      Total                                                  418,184                354,623         63,561    17.9
------------------------------------------------------------------------------------------------------------------
   Operating expenses                                        429,945                367,286         62,659    17.1
------------------------------------------------------------------------------------------------------------------
   Operating income                                          -11,761                -12,663            902      --
      Operating income on sales in the Americas (%)             -2.8                   -3.6
------------------------------------------------------------------------------------------------------------------
EUROPE:
   Net sales:
      External customers                                     342,376                405,532        -63,156   -15.6
      Intersegment                                             1,706                  2,046           -340   -16.6
      Total                                                  344,082                407,578        -63,496   -15.6
------------------------------------------------------------------------------------------------------------------
   Operating expenses                                        324,279                380,817        -56,538   -14.8
------------------------------------------------------------------------------------------------------------------
   Operating income                                           19,803                 26,761         -6,958   -26.0
      Operating income on sales in Europe (%)                    5.8                    6.6
------------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
      External customers                                      77,592                 87,327         -9,735   -11.1
      Intersegment                                           103,913                126,922        -23,009   -18.1
      Total                                                  181,505                214,249        -32,744   -15.3
------------------------------------------------------------------------------------------------------------------
   Operating expenses                                        171,502                204,186        -32,684   -16.0
------------------------------------------------------------------------------------------------------------------
   Operating income                                           10,003                 10,063            -60    -0.6
      Operating income on sales in Other (%)                     5.5                    4.7
------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
      Intersegment                                          -397,285               -479,125         81,840      --
      Total                                                 -397,285               -479,125         81,840      --
------------------------------------------------------------------------------------------------------------------
   Operating expenses                                       -395,978               -481,200         85,222      --
------------------------------------------------------------------------------------------------------------------
   Operating income                                           -1,307                  2,075         -3,382      --
------------------------------------------------------------------------------------------------------------------
CONSOLIDATED
   Net sales:
      External customers                                   1,474,731              1,568,018        -93,287    -5.9
      Intersegment                                                --                     --             --      --
      Total                                                1,474,731              1,568,018        -93,287    -5.9
------------------------------------------------------------------------------------------------------------------
   Operating expenses                                      1,436,999              1,481,640        -44,641    -3.0
------------------------------------------------------------------------------------------------------------------
   Operating income                                           37,732                 86,378        -48,646   -56.3
      Operating income on consolidated net sales (%)             2.6                    5.5
------------------------------------------------------------------------------------------------------------------

Three months ended December 31, 2008 and 2009

                                                                                              (Millions of yen)
---------------------------------------------------------------------------------------------------------------
                                                      Three months ended   Three months ended
                                                       December 31, 2009    December 31, 2008    Change     %
---------------------------------------------------------------------------------------------------------------
JAPAN:
  Net sales:
      External customers                                    208,970              224,054        -15,084    -6.7
      Intersegment                                          109,347              110,052           -705    -0.6
      Total                                                 318,317              334,106        -15,789    -4.7
---------------------------------------------------------------------------------------------------------------
  Operating expenses                                        305,295              321,681        -16,386    -5.1
---------------------------------------------------------------------------------------------------------------
  Operating income                                           13,022               12,425            597     4.8
        Operating income on sales in Japan (%)                  4.1                  3.7
---------------------------------------------------------------------------------------------------------------
THE AMERICAS:
   Net sales:
      External customers                                    135,064              134,803            261     0.2
      Intersegment                                              966                  916             50     5.5
      Total                                                 136,030              135,719            311     0.2
---------------------------------------------------------------------------------------------------------------
  Operating expenses                                        139,411              143,103         -3,692    -2.6
---------------------------------------------------------------------------------------------------------------
  Operating income                                           -3,381               -7,384          4,003      --
        Operating income on sales in the Americas (%)          -2.5                 -5.4
---------------------------------------------------------------------------------------------------------------
EUROPE:
   Net sales:
      External customers                                    115,117              118,625         -3,508    -3.0
      Intersegment                                              578                  560             18     3.2
      Total                                                 115,695              119,185         -3,490    -2.9
---------------------------------------------------------------------------------------------------------------
  Operating expenses                                        107,581              112,577         -4,996    -4.4
---------------------------------------------------------------------------------------------------------------
  Operating income                                            8,114                6,608          1,506    22.8
        Operating income on sales in Europe (%)                 7.0                  5.5
---------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
      External customers                                     26,789               24,609          2,180     8.9
      Intersegment                                           35,721               41,757         -6,036   -14.5
      Total                                                  62,510               66,366         -3,856    -5.8
---------------------------------------------------------------------------------------------------------------
   Operating expenses                                        58,443               64,601         -6,158    -9.5
---------------------------------------------------------------------------------------------------------------
   Operating income                                           4,067                1,765          2,302   130.4
      Operating income on sales in Other (%)                    6.5                  2.7
---------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
      Intersegment                                         -146,612             -153,285          6,673      --
      Total                                                -146,612             -153,285          6,673      --
---------------------------------------------------------------------------------------------------------------
   Operating expenses                                      -148,527             -161,173         12,646      --
---------------------------------------------------------------------------------------------------------------
   Operating income                                           1,915                7,888         -5,973      --
---------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
      External customers                                    485,940              502,091        -16,151    -3.2
      Intersegment                                               --                   --             --      --
      Total                                                 485,940              502,091        -16,151    -3.2
---------------------------------------------------------------------------------------------------------------
   Operating expenses                                       462,203              480,789        -18,586    -3.9
---------------------------------------------------------------------------------------------------------------
   Operating income                                          23,737               21,302          2,435    11.4
      Operating income on consolidated net sales (%)            4.9                  4.2
---------------------------------------------------------------------------------------------------------------

(6) NOTES ON SIGNIFICANT CHANGES IN SHAREHOLDERS' INVESTMENT

Not applicable

-APPENDIX-

1. CONSOLIDATED SALES BY PRODUCT CATEGORY

Third Quarter ended December 31, 2008 and 2009

                                                                                                            (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                       Third Quarter ended   Third Quarter ended                     Change excluding
                                        December 31, 2009     December 31, 2008     Change     %      exchange impact     %
-----------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
  Imaging Solutions                          1,113,261            1,198,102        -84,841    -7.1           -816        -0.1
    Percentage of net sales (%)                   75.5                 76.4
       Domestic                                381,593              423,032        -41,439    -9.8        -41,439        -9.8
       Overseas                                731,668              775,070        -43,402    -5.6         40,623         5.2
  Network System Solutions                     192,829              165,666         27,163    16.4         35,394        21.4
    Percentage of net sales (%)                   13.1                 10.6
       Domestic                                115,660              127,327        -11,667    -9.2        -11,667        -9.2
       Overseas                                 77,169               38,339         38,830   101.3         47,061       122.7
Imaging & Solutions Total                    1,306,090            1,363,768        -57,678    -4.2         34,578         2.5
    Percentage of net sales (%)                   88.6                 87.0
  Domestic                                     497,253              550,359        -53,106    -9.6        -53,106        -9.6
  Overseas                                     808,837              813,409         -4,572    -0.6         87,684        10.8
      The Americas                             405,807              337,955         67,852    20.1        108,474        32.1
      Europe                                   328,687              391,209        -62,522   -16.0        -19,332        -4.9
      Other                                     74,343               84,245         -9,902   -11.8         -1,458        -1.7
-----------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                             76,357               93,754        -17,397   -18.6        -14,609       -15.6
    Percentage of net sales (%)                    5.2                  6.0
  Domestic                                      41,592               52,904        -11,312   -21.4        -11,312       -21.4
  Overseas                                      34,765               40,850         -6,085   -14.9         -3,297        -8.1
      The Americas                              10,052               11,101         -1,049    -9.4            -96        -0.9
      Europe                                    11,402               14,162         -2,760   -19.5         -1,495       -10.6
      Other                                     13,311               15,587         -2,276   -14.6         -1,706       -10.9
-----------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                           92,284              110,496        -18,212   -16.5        -17,747       -16.1
    Percentage of net sales (%)                    6.3                  7.0
  Domestic                                      87,682              101,623        -13,941   -13.7        -13,941       -13.7
  Overseas                                       4,602                8,873         -4,271   -48.1         -3,806       -42.9
      The Americas                                 538                1,411           -873   -61.9           -830       -58.8
      Europe                                     1,378                2,892         -1,514   -52.4         -1,352       -46.7
      Other                                      2,686                4,570         -1,884   -41.2         -1,624       -35.5
-----------------------------------------------------------------------------------------------------------------------------
Grand Total                                  1,474,731            1,568,018        -93,287    -5.9          2,222         0.1
     Percentage of net sales (%)                100.0                100.0
   Domestic                                    626,527              704,886        -78,359   -11.1        -78,359       -11.1
     Percentage of net sales (%)                  42.5                 45.0
  Overseas                                     848,204              863,132        -14,928    -1.7         80,581         9.3
     Percentage of net sales (%)                  57.5                 55.0
       The Americas                            416,397              350,467         65,930    18.8        107,548        30.7
          Percentage of net sales (%)             28.2                 22.4
       Europe                                  341,467              408,263        -66,796   -16.4        -22,179        -5.4
          Percentage of net sales (%)             23.2                 26.0
       Other                                    90,340              104,402        -14,062   -13.5         -4,788        -4.6
          Percentage of net sales (%)              6.1                  6.6
-----------------------------------------------------------------------------------------------------------------------------
           Reference: Exchange rate
              US$ 1                         Yen  93.62           Yen 102.83     Yen  -9.21
              EURO 1                        Yen 133.03           Yen 150.74     Yen -17.71

*    Each category includes the following product line:

Imaging Solutions              Digital PPCs, color PPCs, digital duplicators,
                               facsimile machines, analog PPCs, diazo copiers, scanners, MFPs(multifunctional printers), laser printers and software

Network System Solutions       Personal computers, servers, network systems and
                               network related software

Industrial Products            Thermal media, optical equipment, semiconductor
                               devices, electronic components and measuring equipment

Other                          Digital cameras

                                       A1

Three months ended December 31, 2008 and 2009

                                                                                                       (Millions of yen)
------------------------------------------------------------------------------------------------------------------------
                                          Three months ended  Three months ended                  Change excluding
                                           December 31, 2009   December 31, 2008   Change    %     exchange impact    %
------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
  Imaging Solutions                             368,192             383,997       -15,805   -4.1       -11,398      -3.0
    Percentage of net sales (%)                    75.8                76.5
       Domestic                                 125,664             136,870       -11,206   -8.2       -11,206      -8.2
       Overseas                                 242,528             247,127        -4,599   -1.9          -192      -0.1
  Network System Solutions                       62,769              59,999         2,770    4.6         4,048       6.7
    Percentage of net sales (%)                    12.9                11.9
       Domestic                                  36,844              38,611        -1,767   -4.6        -1,767      -4.6
       Overseas                                  25,925              21,388         4,537   21.2         5,815      27.2
Imaging & Solutions Total                       430,961             443,996       -13,035   -2.9        -7,350      -1.7
    Percentage of net sales (%)                    88.7                88.4
  Domestic                                      162,508             175,481       -12,973   -7.4       -12,973      -7.4
  Overseas                                      268,453             268,515           -62    0.0         5,623       2.1
      The Americas                              132,137             129,546         2,591    2.0        12,954      10.0
      Europe                                    111,198             115,587        -4,389   -3.8        -8,095      -7.0
      Other                                      25,118              23,382         1,736    7.4           764       3.3
------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                              25,156              25,913          -757   -2.9          -531      -2.0
    Percentage of net sales (%)                     5.2                 5.2
  Domestic                                       14,107              15,590        -1,483   -9.5        -1,483      -9.5
  Overseas                                       11,049              10,323           726    7.0           952       9.2
      The Americas                                2,960               2,983           -23   -0.8           168       5.6
      Europe                                      3,665               3,283           382   11.6           244       7.4
      Other                                       4,424               4,057           367    9.0           540      13.3
------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                            29,823              32,182        -2,359   -7.3        -2,294      -7.1
    Percentage of net sales (%)                     6.1                 6.4
  Domestic                                       28,223              29,998        -1,775   -5.9        -1,775      -5.9
  Overseas                                        1,600               2,184          -584  -26.7          -519     -23.8
      The Americas                                  142                 353          -211  -59.8          -206     -58.4
      Europe                                        458                 683          -225  -32.9          -244     -35.7
      Other                                       1,000               1,148          -148  -12.9           -69      -6.0
------------------------------------------------------------------------------------------------------------------------
Grand Total                                     485,940             502,091       -16,151   -3.2       -10,175      -2.0
    Percentage of net sales (%)                   100.0               100.0
  Domestic                                      204,838             221,069       -16,231   -7.3       -16,231      -7.3
    Percentage of net sales (%)                    42.2                44.0
  Overseas                                      281,102             281,022            80    0.0         6,056       2.2
    Percentage of net sales (%)                    57.8                56.0
      The Americas                              135,239             132,882         2,357    1.8        12,916       9.7
        Percentage of net sales (%)                27.8                26.5
      Europe                                    115,321             119,553        -4,232   -3.5        -8,095      -6.8
        Percentage of net sales (%)                23.7                23.8
      Other                                      30,542              28,587         1,955    6.8         1,235       4.3
        Percentage of net sales (%)                 6.3                 5.7
------------------------------------------------------------------------------------------------------------------------

          Reference: Exchange rate
               US$ 1                          Yen 89.75           Yen 96.21     Yen -6.46
               EURO 1                        Yen 132.60          Yen 126.97      Yen 5.63

*    Each category includes the following product line:

Imaging Solutions          Digital PPCs, color PPCs, digital duplicators,
                           facsimile machines, analog PPCs, diazo copiers, scanners, MFPs(multifunctional printers), laser printers and software

Network System Solutions   Personal computers, servers, network systems and
                           network related software

Industrial Products        Thermal media, optical equipment, semiconductor
                           devices, electronic components and measuring equipment

Other                      Digital cameras

                                       A2

2. FORECAST OF CONSOLIDATED PERFORMANCE

                                                                                                                 (Billions of yen)
----------------------------------------------------------------------------------------------------------------------------------
                                                Third Quarter ended          Fourth Quarter ending           Year ending
                                                 December 31, 2009   Change    March 31, 2010       Change  March 31, 2010  Change
                                                     Forecast          %          Forecast            %        Forecast       %
----------------------------------------------------------------------------------------------------------------------------------
Net sales                                            1,474.7           -5.9         525.2              0.3      2,000.0       -4.4
Gross profit                                           608.4           -7.5         198.5              0.9        807.0       -5.5
Operating income                                        37.7          -56.3           7.2               --         45.0      -39.6
Income before income taxes                              30.8          -48.7           4.1               --         35.0       13.1
Net income attributable to Ricoh Company, Ltd.          14.4          -51.2           0.5               --         15.0      129.7
----------------------------------------------------------------------------------------------------------------------------------
Net income attributable to Ricoh Company, Ltd.         19.87             --          0.80               --        20.67         --
 shareholders per share-basic (yen)
Net income attributable to Ricoh Company, Ltd.
 shareholders per share-diluted (yen)                  19.32             --          0.77               --        20.09         --
----------------------------------------------------------------------------------------------------------------------------------
Capital expenditures                                    48.3             --          26.8               --         75.0         --
Depreciation for tangible fixed assets                  51.8             --          18.3               --         70.0         --
R&D expenditures                                        81.8             --          30.3               --        112.0         --
----------------------------------------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                                93.62             --         90.00               --        92.72         --
Exchange rate (Yen/EURO)                              133.03             --        130.00               --       132.27         --
----------------------------------------------------------------------------------------------------------------------------------

3. FORECAST OF CONSOLIDATED SALES BY PRODUCT CATEGORY

                                                                                         (Billions of yen)
----------------------------------------------------------------------------------------------------------
                                 Fourth Quarter ending
                                     March 31, 2010                         Year ending March 31, 2010
                                 ---------------------                      --------------------------
                                       Change               Change            Change                Change
                             Forecast     %    Forecast(*)     %    Forecast     %     Forecast(*)     %
----------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
  Imaging Solutions            398.2     -0.6     398.0       -0.6   1,511.5    -5.5     1,595.3      -0.2
     Domestic                  142.4     -1.3     142.4       -1.3     524.0    -7.6       524.0      -7.6
     Overseas                  255.8     -0.2     255.6       -0.3     987.5    -4.3     1,071.3       3.9
  Network System Solutions      70.2      2.0      70.6        2.6     263.0    12.2       271.7      15.9
     Domestic                   42.5     -6.8      42.5       -6.8     158.2    -8.5       158.2      -8.5
     Overseas                   27.7     19.3      28.1       21.1     104.9    70.4       113.5      84.4
Imaging & Solutions Total      468.4     -0.2     468.6       -0.2   1,774.5    -3.2     1,866.9       1.8
  Domestic                     184.9     -2.6     184.9       -2.6     682.1    -7.8       682.1      -7.8
  Overseas                     283.5      1.4     283.7        1.5   1,092.4    -0.1     1,184.8       8.4
     The Americas              146.4     -2.1     152.2        1.8     552.3    13.3       598.7      22.8
     Europe                    113.5      2.5     106.8       -3.5     442.2   -11.9       478.7      -4.6
     Other                      23.6     22.6      24.6       27.8      97.9    -5.4       107.4       3.8
----------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products             25.7     17.8      25.6       17.6     102.0   -11.7       104.8      -9.3
  Domestic                      14.4     21.1      14.4       21.1      56.0   -13.6        56.0     -13.6
  Overseas                      11.3     13.7      11.2       13.3      46.0    -9.3        48.8      -3.9
     The Americas                3.3     25.8       3.4       30.7      13.4    -2.7        14.4       5.2
     Europe                      3.6    -11.6       3.4      -15.8      15.0   -17.7        16.1     -11.7
     Other                       4.4     36.1       4.4       36.1      17.7    -5.9        18.3      -2.9
----------------------------------------------------------------------------------------------------------
[Other]
Other                           31.2     -4.2      31.2       -4.2     123.5   -13.7       123.9     -13.4
  Domestic                      29.2     -8.1      29.2       -8.1     116.9   -12.4       116.9     -12.4
  Overseas                       2.0    150.6       2.0      153.2       6.6   -31.9         7.1     -26.9
     The Americas                0.1    -38.7       0.1      -26.4       0.6   -59.5         0.7     -55.5
     Europe                      0.7     78.1       0.7       78.1       2.1   -36.7         2.2     -31.8
     Other                       1.2    404.3       1.2      404.3       3.9   -19.5         4.1     -14.1
----------------------------------------------------------------------------------------------------------
Grand Total                    525.3      0.3     525.4        0.3   2,000.0    -4.4     2,095.6       0.2
  Domestic                     228.5     -2.1     228.5       -2.1     855.0    -8.9       855.0      -8.9
  Overseas                     296.8      2.3     296.9        2.3   1,145.0    -0.7     1,240.6       7.6
     The Americas              149.8     -1.7     155.8        2.2     566.2    12.6       613.8      22.1
     Europe                    117.8      2.3     111.0       -3.6     459.3   -12.3       497.1      -5.0
     Other                      29.2     28.4      30.2       32.9     119.5    -6.0       129.8       2.1
----------------------------------------------------------------------------------------------------------

*    Excluding foreign exchange impact

                                       A3